UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 15, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On September 15, 2005, the Kimberly-Clark Corporation (the "Corporation") Board of Directors authorized a new program to purchase up to 50 million shares of the Corporation's common stock.

A copy of the press release announcing the authorization is attached as Exhibit 99.1 to this report and incorporated herein by reference.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: September 15, 2005   By: _____

Mark A. Buthman
Senior Vice President and
Chief Financial Officer

<u>EXHIBIT INDEX</u>

(99.1)   Press release issued by Kimberly-Clark Corporation on September 15, 2005

**KIMBERLY-CLARK BOARD AUTHORIZES ADDITIONAL 50 MILLION
SHARE REPURCHASE PROGRAM**

DALLAS, September 15, 2005 – Kimberly-Clark Corporation (NYSE: KMB) today announced that its board of directors has approved the repurchase of 50 million shares of Kimberly-Clark common stock during the next several years. This authorization augments approximately 7 million shares remaining from a June 2004 program. The actual number of shares purchased and the timing of the transactions will depend upon prevailing market conditions.

In July, Kimberly-Clark announced its plan to boost its share repurchase target to $1.5 billion, up from its previous plan to buy back at least $1.0 billion worth of KMB shares in 2005. During the first half of this year, K-C bought back 7.7 million shares at a total cost of $501 million.

"Today's action reflects the continuing strength of our balance sheet and strong cash flow," said Kimberly-Clark Chairman and Chief Executive Officer Thomas J. Falk. "In the first six months of 2005, we have returned cash to our shareholders of about $900 million through dividends and share repurchases, and in the second half of the year, we expect to return an additional $1.4 billion."

Kimberly-Clark's longer-term objective is to repurchase approximately 2 to 3 percent of the company's common stock annually. In 2004, the company spent $1.6 billion to repurchase 24.8 million shares. Since 2001, Kimberly-Clark has repurchased approximately 70 million shares and reduced shares outstanding by nearly 57 million to 476.6 million as of June 2005.

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people--nearly a quarter of the world's population--trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds the No. 1 or No. 2 share position in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 133-year history of innovation, visit www.kimberly-clark.com.

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